Our file ref. : GSS/M201

Date : 30 May 2006
Exemption No.: 82-34861

The U.S. Securities a[redacted]
450 Fifth Street, N.W,
Room 3099
Office of International
Mail Stop 3 – 7
Washington D.C. 205

BY COURIER

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	2 May 2006	Proposed Islamic Subordinated Bonds Issuance of RM1.5 Billion with Tenure of 12 years from Issue date on a 12 Non-Callable 7 basis ("the Islamic Subordinated Bonds").
2.	16 May 2006	Subordinated Bonds Facility of RM610.0 Million with a Tenure of 10 years from Issue date on A 10 Non-Callable 5 basis (the "Subordinated Bonds").
3.	17 May 2006	Compulsory Acquisition by Mayban Fortis Holdings Berhad ("Mayban Fortis"), a 70%-owned subsidiary of Maybank, of all the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis ("MNIH Shares") at a Cash Offer Price of RM4.02 per MNIH Share.
4.	29 May 2006	Maybank Group's Proposed Divestment of Mayban Unit Trust Berhad ("MUTB") to Amanah Saham Nasional Berhad ("the Proposed Divestment of MUTB")

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Company Secretary

Enc.

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-2070 8833 Fax : 603-2070 2611 Telex : MA 32837

M23

General Announcement
Reference No **CU-060502-61372**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**02/05/2006**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD - PROPOSED ISLAMIC SUBORDINATED BONDS ISSUANCE OF RM1.5 BILLION WITH TENURE OF 12 YEARS FROM ISSUE DATE ON A 12 NON-CALLABLE 7 BASIS ("the Islamic Subordinated Bonds")**

Contents :

Aseambankers Malaysia Berhad ("Aseambankers") on behalf of the Board of Directors of Malayan Banking Berhad ("Maybank") is pleased to announce that the abovesaid Islamic Subordinated Bonds has been approved by the Securities Commission on 27 April 2006.

This would be the second Islamic subordinated bond issuance by Maybank of which the proceeds raised shall be utilised to fund Maybank's Islamic financial activities. The Islamic Subordinated Bonds is structured based on the Islamic principal of Bai-Bithaman Ajil.

The Islamic Subordinated Bonds has received Bank Negara Malaysia's approval to qualify as Tier 2 capital for purposes of Malaysian capital adequacy regulation and will provide Maybank with an efficient source of capital for future growth in line with Maybank's capital management strategy. The Islamic Subordinated Bonds shall be issued by way of private placement.

Under the 12 non-callable 7 basis feature, Maybank shall have the option to redeem the Islamic Subordinated Bonds on the 7th anniversary or any semi-annual date thereafter. Should Maybank not exercise its option to redeem, the holders of the Islamic Subordinated Bonds will be entitled to a permissible step-up profit rate from the beginning of the 8th year to the final maturity date.

General Announcement

Reference No **CU-060516-41812**

Submitting Merchant Bank	:	**ASEAMBANKERS MALAYSIA BERHAD**
Company Name	:	**MALAYAN BANKING BERHAD**
Stock Name	:	**MAYBANK**
Date Announced	:	**16/05/2006**

Type	:	**Announcement**
Subject	:	**MALAYAN BANKING BERHAD ("MAYBANK")** **Subordinated Bonds Facility Of RM610.0 Million With A Tenure Of 10 Years From Issue Date On A 10 Non-callable 5 Basis (the "Subordinated Bonds")**

Contents :

On behalf of Maybank, Aseambankers Malaysia Berhad acting as the Lead Arranger for the RM610.0 million Maybank Subordinated Bonds is pleased to announce that Maybank has on 16 May 2006 fully redeemed the Subordinated Bonds. The Subordinated Bonds were issued in May 2001.

This announcement is dated 16 May 2006

General Announcement
Reference No **CU-060503-44064**

Submitting Merchant Bank : **ASEAMBANKERS MALAYSIA BERHAD**
Company Name : **MALAYAN BANKING BERHAD**
Stock Name : **MAYBANK**
Date Announced : **17/05/2006**

Type : **Announcement**
Subject : **MALAYAN BANKING BERHAD ("MAYBANK" OR "THE COMPANY")**

COMPULSORY ACQUISITION BY MAYBAN FORTIS HOLDINGS BERHAD ("MAYBAN FORTIS"), A 70%-OWNED SUBSIDIARY OF MAYBANK, OF ALL THE REMAINING ORDINARY SHARES OF RM1.00 EACH IN MNI HOLDINGS BERHAD ("MNIH") NOT ALREADY OWNED BY MAYBAN FORTIS ("MNIH SHARES") AT A CASH OFFER PRICE OF RM4.02 PER MNIH SHARE

Contents :

On 29 March 2006, Aseambankers Malaysia Berhad ("Aseambankers"), on behalf of Mayban Fortis, had announced that in accordance with the provisions of Section 34 of the Securities Commission Act, 1993 ("SC Act"), Mayban Fortis had despatched a notice to the dissenting shareholders of MNIH stating its desire to acquire the remaining MNIH Shares held by the said dissenting shareholders.

On behalf of Mayban Fortis, Aseambankers wishes to announce that the compulsory acquisition of all the remaining MNIH Shares not already owned by Mayban Fortis from the dissenting shareholders of MNIH pursuant to Section 34 of the SC Act was completed on 17 May 2006.

This announcement is dated 17 May 2006.

Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **29/05/2006 06:56:55 PM**

Reference No **MB-060529-66873**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Malayan Banking Berhad (3813-K)**
*	Stock name	: **MAYBANK**
*	Stock code	: **1155**
*	Contact person	: **Mohd Nazlan Mohd Ghazali**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MAYBANK GROUP'S PROPOSED DIVESTMENT OF MAYBAN UNIT TRUST BERHAD ("MUTB") TO AMANAH SAHAM NASIONAL BERHAD ("the Proposed Divestment of MUTB")

* **Contents :-**

CONTENTS:

1. INTRODUCTION

We refer to the announcement on 31 October 2005 by Malayan Banking Berhad (Maybank") in relation to the Memorandum of Understanding ("MOU") which Maybank, Aseambankers Malaysia Berhad ("Aseambankers") and Mayban Securities Sdn Bhd ("Mayban Securities") had entered into with Amanah Saham Nasional Berhad ("ASNB") for the proposed sale of the entire issued and paid up share capital of MUTB ("Sale Shares").

Pursuant to the above, we are pleased to announce that on 26 May 2006, Maybank, Aseambankers and Mayban Securities (collectively known as "the Vendors") had entered into a Sale and Purchase Agreement ("SPA") with Amanah Saham Nasional Berhad ("the Purchaser") for the purchase of the Sale Shares.

The Purchaser is a wholly owned subsidiary of Permodalan Nasional Berhad ("PNB"). As PNB is a substantial shareholder of Maybank, this Proposed Divestment of MUTB is deemed a related party transaction pursuant to Paragraph 10.08 of Bursa Malaysia Securities Berhad's Listing Requirements.

2. DETAILS OF THE PROPOSED DIVESTMENT

2.1 Background Information On MUTB

MUTB was incorporated on 22 March 1990, with an authorized capital of RM5 million and a paid up capital of RM4 million. MUTB is currently 50%-owned by Maybank and 25%-owned by Aseambankers and Mayban Securities respectively. MUTB, a product manufacturer for unit trust funds has launched 13 conventional unit trust funds and 5 Islamic trust funds since its incorporation.

2.2 Salient Terms of the SPA

The salient terms of the SPA are as follows:

a. Subject to the SPA becoming unconditional pursuant to its terms set out thereto, the parties to the SPA agree that the Vendors shall sell to the Purchaser and the Purchaser shall purchase from the Vendors, the Sale Shares free from all encumbrances and with all rights benefits and advantages now attached and hereinafter attaching thereto including without limitation all dividends, distributions and return of capital declared, paid or made in respect thereof on and after the date thereof. (As defined in the SPA)

b. The Purchaser is only obliged to complete the purchase of any of the Sale Shares if the purchase of all the Sale Shares is completed simultaneously.

c. Subject to the terms and conditions set out in the SPA, the Purchase Consideration to be satisfied by the Purchaser to the Vendors or to such other party or parties as may be instructed by the Vendors in writing shall be in cash.

d. The SPA is conditional upon amongst others the approval of the Securities Commission ("SC")

e. In conjunction with the SPA, the Parties have entered into an exclusive distribution agreement in which MUTB has appointed Maybank as the institutional unit trust agent (IUTA) with effect from the Completion date

2.3 Basis for the Purchase Consideration

The vendors have agreed to sell to the Purchaser their respective equity interest in MUTB, totaling Four Million (4,000,000) MUTB shares.

Vendor	No. of MUTB shares held	% of the total issued share capital of MUTB
Maybank	2,000,000	50%
Aseambankers	1,000,000	25%
Mayban Securities	1,000,000	25%
Total	**4,000,000**	**100%**

In consideration of the mutual covenants of the Parties under the SPA, the Vendors agreed to sell and the Purchaser agreed to purchase the Sale Shares based on the NTA as at the Completion Date.

On the Completion Date, the Purchaser shall pay to the Vendors a provisional purchase price as determined based on the NTA as at the date of the management accounts of the Company at the end of the month preceding the Completion Date ("Initial NTA"). The Parties agreed that the provisional purchase price shall ultimately be adjusted and determined based on the NTA as at the Completion Date in accordance with the mechanism as set out in the SPA.

3 BACKGROUND INFORMATION ON THE VENDORS

3.1 Maybank

Maybank was incorporated on 31 May 1960 and was officially admitted to the Bursa Malaysia Securities Berhad on 17 February 1962. Maybank was incorporated with an authorized share capital of RM20.0 million and an initial issued and paid up share capital RM7.5 million. As at

30 June 2005, Maybank had an authorized share capital of RM10.0 billion divided into 10 billion ordinary shares of par value RM1.00 each and an issued and paid up share capital of RM3.72 billion.

Maybank is the holding company and the major operating unit of the Maybank Group. Maybank also offers Islamic banking services alongside its conventional banking services. Maybank Group is engaged in commercial banking, merchant banking, offshore banking, finance company services, general and life insurance, leasing, factoring, stock broking, discount house, fund management, venture capital and trustee and nominee services.

3.2 Aseambankers

Aseambankers Malaysia Berhad, an investment banking arm of Maybank, is one of the leading merchant banks in Malaysia. It was incorporated on September 28, 1973 under the name Asian & Euro-American Merchant Bankers (Malaysia) Berhad. Aseambankers provides quality, sophisticated and innovative financial solutions to its clients' business needs delivering top quality products and services. Aseambankers business activity includes financial advisory services, securities underwriting, sales and trading, investment banking, venture capital and fund management.

As at 30 June 2005, Aseambankers has an authorized share capital of RM600 million and paid up share capital of RM50.1 million. As at 30 June 2005, Aseambankers' shareholders' funds were RM407.9 million.

(Source: Aseambankers' Annual Report)

3.3 Mayban Securities

Mayban Securities being incorporated in October 1987 is a wholly-owned subsidiary of Mayban Securities Holdings Sdn Bhd and its ultimate holding company is Maybank. Mayban Securities offers a broad range of stockbroking and investment services which include dealing, investment research, custodian and nominees services and supported by efficient settlement and delivery system.

As at 30 June 2005, Mayban Securities has an authorized share capital of 500.0 million shares of RM1.00 each and paid up share capital of 124.0 million shares of RM1.00 each.

(Source: Aseambankers' Annual Report)

4 BACKGROUND INFORMATION ON ASNB

Amanah Saham Nasional Berhad, a wholly-owned subsidiary of Permodalan Nasional Berhad was established on May 22, 1979 to manage the unit trust funds launched by PNB. The unit trust funds currently being managed by ASNB are Amanah Saham Nasional, Amanah Saham Bumiputera, Amanah Saham Wawasan 2020, Amanah Saham Nasional 2, Amanah Saham Malaysia, Amanah Saham Didik, Amanah Saham Nasional 3 and Amanah Saham Gemilang. Having been in the industry for more than 25 years, ASNB has helped realize the objectives of PNB and the Government in the mobilisation of Bumiputera individual savings.

(Source: PNB)

5 Financial Information

For the financial year ended 30 June 2005, MUTB registered a net profit of RM10.1 million. Its net tangible assets (NTA) as at 30 June 2005 was RM24.6 million.

6. Effect of the Proposed Divestment

The Proposed Divestment of MUTB would not have any material financial impact on Maybank's earnings per share, net tangible assets per share and substantial shareholders' shareholdings.

7. Details of Interest of Directors, Substantial Shareholders and Persons Connected to Them

Tan Sri Mohamed Basir bin Ahmad, Datuk Abdul Rahman bin Mohd Ramli and Datuk Zainun Aishah binti Ahmad are currently nominees of PNB on the Board of Directors of Maybank (Board). Accordingly, these Directors are deemed interested in the Proposed Divestment of MUTB, and have abstained, and will continue to abstain, on any Board deliberation pertaining to the Proposed Divestment of MUTB.

Save for PNB and its managed schemes which are presently shareholders of Maybank, none of the other substantial shareholders or persons connected to them have any interest in the SPA.

8. Rationale

The Proposed Divestment of MUTB is in accordance with a business strategy realignment that enables Maybank to enhance its focus on its core competencies and capture synergies from the strengths of both parties involved. The Maybank group of companies will continue to provide a wide range of products and services through its extensive distribution network, while capitalizing in the PNB's established unit trust manufacturing capabilities.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: